Exhibit (a)(3)



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February 17, 1999

TO:               SHARE HOLDERS OF HOST FUNDING, INC.

SUBJECT:          OFFER TO PURCHASE SHARES

Dear Shareholder:

     As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP VALUE FUND 5, LLC; MORAGA-DEWAAY FUND, LLC; MP INCOME FUND 15, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.;
ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.; CAL KAN, INC.; MORAGA FUND I, L.P.; ACCELERATED HIGH YIELD INCOME FUND II, LTD; and SUTTER OPPORTUNITY FUND, LLC (collectively the "Purchasers") are offering to purchase up to 300,000 Shares of Class A Common Stock (the "Shares") in HOST FUNDING, INC., a Maryland corporation (the "Company") at a purchase price equal to:

                                 $3.00 per Share

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in HOST FUNDING, INC. without the usual transaction costs associated with market sales or Company transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the pink form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) March  17, 1999




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